VAIL RESORTS

OASIS MANAGEMENT'S WITHDRAWAL OF TWO NOMINEES REINFORCES THE VAIL RESORTS BOARD'S CONCERNS



DEAR FELLOW SHAREHOLDERS,

Enclosed is a letter to our shareholders we released publicly on the morning of October 30, 2026. The letter was issued in connection with the filing of our definitive proxy statement for the upcoming 2026 Annual Meeting of Stockholders (the "Annual Meeting") of Vail Resorts, Inc. and the director nominations by Oasis Investments II Master Fund Ltd. (together with its affiliates, "Oasis").

In our October 30th letter, we raised serious concerns about the campaign launched by Oasis and its proposed nominees to our Board. Among these concerns was Matthew Prince's direct involvement in finding candidates for Oasis to nominate, calling into question whether Oasis' campaign was really about Mr. Prince's publicly stated desire to break up Vail Resorts and acquire Park City Mountain for himself.

Later that afternoon, after significant media coverage of the collaboration between Oasis and Mr. Prince, Oasis withdrew the nominations of Bryce Roberts and Picabo Street, the two nominees whom Mr. Prince had directly introduced to Oasis.

Dropping these two nominees, however, changes nothing. The remaining Oasis nominees, Bob Chapek and Ashton Hudson, do not have the right experience, understanding of the company or track record on governance to be on the Vail Resorts Board.

Finally, the Board remains concerned about the collaboration between Oasis and Matthew Prince. As Ron Baron of Baron Capital highlighted, *"This alone taints my view of **anyone** Oasis recommends for the Board, including Bob Chapek. Vail Resorts' opportunity is in using the full power of its network of irreplaceable resorts, not dismantling it."*[1]

On November 2, 2026, we will file our amended definitive proxy statement to reflect Oasis' change to its nominated directors. Our proxy statement details your Board's nominees, who combine deep knowledge of Vail Resorts with relevant expertise across hospitality, consumer businesses, digital innovation, finance, governance, and talent development. These complementary perspectives are directly relevant to the Company's next phase of growth, and Vail Resorts has the right Board, leadership, and strategy in place to build on its unique advantages and deliver long-term shareholder value.

Sincerely,

Your Vail Resorts Board of Directors

Vote TODAY "FOR" ALL of Vail Resorts' Highly Qualified Director Nominees on the WHITE Proxy Card

Reginald A. Chambers

William J. Hornbuckle

Robert A. Katz

Iris Knobloch

Nadia N. Rawlinson

Michele Romanow

Hilary A. Schneider

D. Bruce Sewell

Peter A. Vaughn

1. https://www.baroncapitalgroup.com/news-and-press/ron-baron-message-in-support-vail-resorts